                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            CYBEX INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   23252E 10 6
                                 (CUSIP Number)


                              James H. Carll, Esq.
         Archer & Greiner, One Centennial Square, Haddonfield, NJ 08033
                                 (856-795-2121)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 9, 2001
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box[ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                                     Page 1

_______________________________________________________________________________

CUSIP No.   23252E 10 6              SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               UM Holdings, Ltd. 22-1982496
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            New Jersey
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       Zero
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       Zero
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       Zero
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.00%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                HC and CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.   23252E 10 6              SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               UM Equity Corp. 22-3343565
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            New Jersey
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,673,056
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       Zero
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,673,056
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,673,056
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                30.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.   23252E 10 6              SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               UM Investment Corp. 51-0266463
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       62,800
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       Zero
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       62,800
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          62,800
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.   23252E 10 6              SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               John Aglialoro - ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           AF; PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       833,982
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       200
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       833,982
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       200
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          834,182
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.5%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.   23252E 10 6              SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Joan Carter  - ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           AF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       759,548
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       Zero
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       759,548
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          759,548
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.6%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         The Statement on Schedule 13-D dated May 23, 1997, as heretofore amended (the "Schedule 13-D"), is hereby amended as follows:

Item 2 - Identity and Background.

         Schedule I to the Schedule 13-D, incorporated by reference in Item 2 of the Schedule 13-D, is hereby amended to read in its entirety as attached hereto.

Item 3 - Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13-D is hereby amended by adding the following additional paragraph:

         "Mr. Aglialoro and Ms. Carter each purchased from UME, in a private transaction, 750,000 shares of CYBEX Common Stock, pursuant to the Stock Purchase Agreement dated July 9, 2001 (the "Purchase Agreement"), by and among such parties. The total consideration of $1,087,500 payable by each individual for such shares was satisfied by the delivery of the promissory note of such individual in such amount."

Item 4 - Purpose of Transactions.

         Item 4 of the Schedule 13-D is hereby amended by deleting the paragraph added thereto by Amendment No 1 to the Schedule 13-D and adding in place thereof the following additional paragraphs:

         "Mr. Aglialoro and Ms. Carter acquired the shares of Cybex Common Stock described in item 3 of this Amendment No. 2 from UME, a company which they control through their stock ownership of UM. These transfers were effected for personal tax planning reasons. UM, UME, UMI, Mr. Aglialoro and Ms. Carter (the "Reporting Persons") have had a substantial ability, due to their collective ownership position in Cybex, to direct or materially influence management decisions of CYBEX. The Reporting Persons believe that the referenced transaction, which merely changes the direct ownership of such shares among the Reporting Persons, does not effect such ability to direct or materially influence management decisions of CYBEX.

         The Reporting Persons generally intend to maintain their present level of investment in CYBEX. Mr. Aglialoro has purchased, in open market transactions, 6,400 and 20,100 shares of Cybex Common Stock in May and June, 2001, respectively, and he anticipates that, if the stock continues to trade at present prices, he may continue such general level of market purchases during periods in which such purchases are consistent with Cybex policies for stock transactions by officers and directors. In addition, based upon market and business conditions and other factors, one or more of the Reporting Persons may from time-to-time choose to sell a portion of its shares of the Common Stock or acquire additional shares."

Item 5- Interest in Securities of the Issuer.

         Item 5 of the Schedule 13-D is hereby amended to read in its entirety as follows:

         "UME owns 2,673,056 shares of the Common Stock, representing 30.4% of the outstanding Common Stock (all percentages set forth herein being based upon the outstanding shares as indicated in CYBEX's most recent available filing with the Securities and Exchange Commission).

         "UMI owns 62,800 shares of the Common Stock, representing 0.7% of the outstanding Common Stock.

         "John Aglialoro owns 834,182 shares of the Common Stock, representing 9.5% of the outstanding Common Stock. Included within such shares are 200 shares which are owned by an IRA for Mr. Aglialoro's benefit as to which he shares voting and dispositive power.

         "Joan Carter owns 759,548 shares of the Common Stock, representing 8.6% of the outstanding Common Stock.

         "Each of UME, UMI, Mr. Aglialoro and Ms. Carter possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it, except as indicated above.

         "Neither UM, UME, UMI, Mr. Aglialoro nor Ms. Carter nor, to the best of their respective knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Common Stock, except (i) as listed above, (ii) 13,548 shares owned by Mr. Carll, (iii) options to acquire 42,730 shares held by Mr. Hicks, and (iv) 9,548 shares owned by Mr. Hicks.

         "On July 9, 2001, Mr. Aglialoro and Ms. Carter each purchased, in a private transaction, 750,000 shares of the Common Stock from UME, at a purchase price of $1.45 per share. Mr. Aglialoro made, during the sixty day period preceding the date of this Amendment No. 2, market acquisitions of the Common Stock as described on Schedule II hereto."

Item 6 - Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13-D is amended by adding the following paragraph:

         "UME, Mr. Aglialoro and Ms. Carter entered into the Stock Purchase Agreement dated July 9, 2001 (the "Purchase Agreement"), pursuant to which Mr. Aglialoro and Ms. Carter each purchased from UME, in a private transaction, 750,000 shares of CYBEX Common Stock. As part of such transactions, each of Mr. Aglialoro and Ms. Carter satisfied the purchase price payable with respect to such shares by the delivery of their respective promissory notes, dated July 9, 2001.

         "Of the shares of Common Stock owned by the Reporting Persons, 2,718,156 shares have been pledged to a financial institution to secure a loan to UM in the normal course of its business."

Item 7 - Material to be Filed as Exhibits.

         Exhibit 1 - Stock Purchase Agreement dated July 9, 2001.

         Exhibit 2 - Promissory Note of John Aglialoro to UM Equity Corp, dated July 9, 2001.

         Exhibit 3 - Promissory Note of Joan Carter to UM Equity Corp, dated July 9, 2001.

---------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 9, 2001               /s/ John Aglialoro
                                  -------------------------------------------
                                  John Aglialoro,
                                  Individually and as Chairman,
                                  UM Holdings, Ltd., UM Equity Corp.
                                  and UM Investment Corporation


                                  /s/ Joan Carter
                                  -------------------------------------------
                                  Joan Carter, Individually

                                   SCHEDULE I
                        Directors and Executive Officers
                                       of
                                 UM, UME and UMI

                                                             Relationship
                                                              to UM, UME                         Principal
Name                       Business Address                   and UMI                            Occupation (1)
----                       ----------------                   ------------                       --------------
John Aglialoro             UM Holdings, Ltd.                  Shareholder,                       Chairman
                           56 Haddon Avenue                   Director and                       of UM
                           Haddonfield, NJ 08033              Executive Officer
                                                              of UM; Director
                                                              and Executive
                                                              Officer of UME
                                                              and UMI

Joan Carter                UM Holdings, Ltd.                  Shareholder,                       President of UM
                           56 Haddon Avenue                   Director and
                           Haddonfield, NJ 08033              Executive Officer
                                                              of UM; Director
                                                              and Executive
                                                              Officer of UME
                                                              and UMI

Arthur W. Hicks, Jr.       UM Holdings, Ltd.                  Executive Officer                  Chief Financial
                           56 Haddon Avenue                   of UM; Executive                   Officer of UM
                           Haddonfield, NJ 08033              Officer and
                                                              Director of UME
                                                              and UMI

Jordan Mersky              UM Holdings, Ltd.                  Executive Officer                  Vice President/
                           56 Haddon Avenue                   of UM, UME and                     General Counsel
                           Haddonfield, NJ 08033              UMI; Director of                   of UM
                                                              UME and UMI

James H. Carll             Archer & Greiner                   Director of UM,                    Member of the
                           One Centennial Square              UME and UMI                        Law Firm of
                           Haddonfield, NJ 08033                                                 Archer & Greiner

(1)    Address of employer is same as the individual's business address.

                                   SCHEDULE II

                               Market Acquisitions


         During the 60 day period preceding the date of this Amendment No. 2 to
Schedule 13-D, John Aglialoro effected the following acquisitions of Cybex Common Stock in market transactions by brokers acting on his behalf:


        Date                    No. of Shares              Price Per Share
        ----                    -------------              ---------------
       5/10/01                       600                      $1.70
       5/25/01                     2,000                       1.64
       5/25/01                     1,000                       1.64
       6/5/01                        500                       1.70
       6/5/01                      1,500                       1.75
       6/12/01                     2,000                       1.69
       6/12/01                     1,100                       1.79
       6/12/01                       800                       1.72
       6/12/01                     1,400                       1.72
       6/13/01                     3,000                       1.75
       6/13/01                     1,000                       1.76
       6/13/01                       900                       1.76
       6/13/01                     1,500                       1.79
       6/15/01                       500                       1.82
       6/15/01                     2,500                       1.95
       6/15/01                     1,000                       2.01
       6/15/01                       100                       2.02
       6/15/01                       900                       2.02
       6/15/01                     1,400                       2.01